PURCHASE AGREEMENT

Legg Mason Global Asset Management Trust (the “Trust”), a business trust organized under the laws of the State of Maryland, with respect to the Legg Mason Manager Select Large Cap Value Fund (the “Fund”), a series of the Trust, and Legg Mason, Inc. (the “Initial Shareholder”) hereby agree as follows:

1. The Trust offers the Initial Shareholder and the Initial Shareholder hereby purchases 8,333.333 shares of beneficial interest of Class I Shares of the Fund, at the initial net asset value of $12.00 per share (the “Initial Shares”). The Initial Shareholder hereby acknowledges receipt of the Initial Shares, and the Trust hereby acknowledges receipt from the Initial Shareholder of $100,000 (one hundred thousand dollars) in full payment for the Initial Shares.

2. The Initial Shareholder represents and warrants to the Trust that the Initial Shares are being acquired for investment purposes only and not with a view to further distribution thereof, and that the Initial Shareholder has no present intention to redeem or dispose of any Initial Shares.

3. The Initial Shareholder’s right under this Purchase Agreement to purchase the Initial Shares is not assignable.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 13th day of November, 2009.

LEGG MASON GLOBAL ASSET MANAGEMENT TRUST

By:	/s/ Richard M. Wachterman
Name: Richard M. Wachterman
Title: Assistant Secretary

ATTEST:
/s/ John Redding
LEGG MASON, INC.

By:	/s/ Gregory Merz
Name: Gregory Merz
Title: Vice President
ATTEST:
/s/ John Redding